

April 19, 2010

By facsimile to (212) 688-7273 and U.S. Mail

Mr. Rong Yang
Chairman, President, and Chief Executive Officer
China Infrastructure Construction Corporation
Shidai Caifu Tiandi Building Suite 1906-09
1 Hangfeng Road Fengtai District
Beijing, People's Republic of China 100070

Re: China Infrastructure Construction Corporation
        Registration Statement on Form S-1
        Filed March 26, 2010
        File No. 333-165742

Dear Mr. Yang:

        We have limited our review of your filing to those issues that we have addressed in our comments. Where indicated, we think that you should revise your document in response to these comments. If you disagree, we will consider your explanation why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1. To the extent applicable, comments on the underwritten offering prospectus are also comments on the resale prospectus and vice versa.

2. Please tell us whether the selling securityholders identified in the resale prospectus will be able to sell their securities at the same time that the underwriter can sell the securities that it will receive in the underwritten offering. If the selling securityholders are subject to lock-up agreements or other contractual restrictions on their ability to sell their securities for some period of time after the underwritten offering, please revise your disclosure to describe such restrictions.

Calculation of Registration Fee Table

3. Indicate by footnote or otherwise the number of shares of common stock in the underwritten offering and the number of shares of common stock in the resale offering.

Prospectus Cover Page

4. Please add a brief description of the underwriting arrangements. Please refer to Item 501(b)(8) of Regulation S-K.

Special Note Regarding Forward-Looking Statements, page 15

5. We note the disclaimer that China Infrastructure Construction cannot guarantee the accuracy or completeness of the statistical and other industry data contained in the prospectus. Since China Infrastructure Construction may not disclaim responsibility for information that it has chosen to include in the prospectus, please delete the disclaimer.

Directors and Executive Officers, page 37

6. Please provide disclosure of the qualifications of each director as required by Item 401(e) of Regulation S-K. For guidance, you may wish to refer to Release No. 33-9089.

Certain Relationships and Related Party Transactions, page 42

7. Please specify the subject matter of each related party payable transaction. See Item 404 of Regulation S-K.

Principal Stockholders, page 44

8. We note that in the table you show that Rong Yang beneficially owns 400,000 shares, Rui Shen beneficially owns 5,860,022 shares, and Guiping Liao beneficially owns 1,440,607 shares.

   • We note from footnote nine to the table that Ms. Liao is Mr. Yang's spouse. Please provide us your analysis why their share holdings reflected in the table do not include each other's holdings. For guidance, you may wish to refer to Question and Answer 105.05 in the Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting of our "Compliance and Disclosure Interpretations" which are available on the Commission's website at http://www.sec.gov.

- We note from footnote three to the table that Mr. Yang has the option to purchase 6,684,706 shares from Mr. Shen. Please provide us your analysis why you have not included these shares in the holdings in the table for Mr. Yang. In addition, please provide us your analysis why you have not included all of these shares in the holdings in the table for Mr. Shen.

Description of Capital Stock, page 46

9. We note the "qualified in its entirety" language in the first paragraph. China Infrastructure Construction may not qualify information in the prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. Accordingly, please delete the reference to Colorado law. See Rule 411(a) of Regulation C under the Securities Act.

Material United States Federal Income Tax Considerations, page 47

10. Please remove the word "certain" in the first sentence of the first and last paragraphs under "General" because the word "certain" may imply that China Infrastructure Construction has not disclosed all material United States federal income tax considerations.

U.S. Holders, page 48

11. Remove the word "generally" in the first two paragraphs under "Taxation of Distributions" on page 48 and the words "In general" and "generally" in the first paragraph under "Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock" on page 49 because the words may imply that investors cannot rely on the disclosure.

Resale Prospectus' Outside Front Cover Page

12. We note the statements:

- "Under the terms of the warrants, cashless exercise is permitted in certain circumstances."

- "We will not receive any proceeds from any cashless exercise of the warrants."

Since no warrants are being registered and offered under this registration statement, please delete the statements.

Selling Stockholders, page 18

13. We note the statements:

- "Except as noted below, neither of the Selling Stockholders is a broker-dealer or an affiliate of a broker-dealer."

- "Excepted as noted below, neither of the Selling Stockholders has or has had within the past three years any position, office, or other material relationship with the Company or any of its predecessors or affiliates."

Since there are more than two selling stockholders, please revise these and any other similar statements to encompass all of the selling stockholders.

Undertakings, page 59

14. Please include the Rule 430B undertaking required by Item 512(a)(5)(ii) of Regulation S-K, the Rule 430A undertaking required by Item 512(i)(2) of Regulation S-K, and the primary offering undertakings required by Item 512(a)(6) of Regulation S-K.

Exhibit 5.1

15. We note that China Infrastructure Construction intends to file the legal opinion by amendment to the registration statement. Please allow us sufficient time to review the legal opinion before requesting acceleration of the registration statement's effectiveness.

Exhibit 21.1

16. Please list the state or other jurisdiction of incorporation or organization of each subsidiary as required by Item 601(b)(21)(a) of Regulation S-K.

Closing

As appropriate, please amend your filing in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts
relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly,

Senior Counsel, at (202) 551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Darren Ofsink, Esq.
        Guzov Ofsink, LLC
        600 Madison Avenue, 14th Floor
        New York, NY 10022